Filed by Vine Hill Capital Investment Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Vine Hill Capital Investment Corp.

Commission File No.: 001-42267

MARKETSMEDIAGROUP

CoinShares to Go Public in the U.S. via $1.2bn SPAC Deal

By Anna Lyudvig - September 12, 2025

On September 8, CoinShares International, a European digital asset investment firm with approximately US$10 billion in assets under management, announced its intention to become publicly listed in the United States through a definitive business combination agreement with Vine Hill Capital Investment Corp., a NASDAQ-listed special purpose acquisition company.

Upon completion of the transaction, CoinShares will be listed on the Nasdaq Stock Market via a newly formed parent company, Odysseus Holdings, in a move designed to support its global growth ambitions and give U.S. investors enhanced access to its expanding business-particularly within the

U.S. market.

The deal implies a pre-money valuation of US$1.2 billion on a pro-forma basis, positioning CoinShares among the largest publicly traded pure-play digital asset managers in the world. Traders Magazine caught up with Jean-Marie Mognetti, CEO & Co-Founder of CoinShares, to learn more.

Beyond access to U.S. capital, what strategic advantages does the U.S. market offer for CoinShares that the European market does not?

We believe that the U.S. represents the epicenter of global digital asset innovation and institutional adoption. What we’re accessing isn’t just capital – it’s the most sophisticated ecosystem for digital asset investment in the world.

There are at least five reasons to view the U.S. as the epicenter. First, the scale is fundamentally different. The U.S. market manages 50% of the assets under management globally. We’re talking about pension funds, endowments, and RIAs managing trillions of dollars in assets that are increasingly allocating to digital assets through regulated vehicles.

Second, our view is that the investor sophistication in the U.S. runs deeper. U.S. institutional investors have been pioneers in alternative asset allocation for decades. They understand complex investment structures, they’re comfortable with innovative products, and they have the risk management frameworks to engage meaningfully with digital assets at scale.

Jean-Marie Magnetti

Third, the U.S. offers something Europe simply cannot, a unified market with consistent regulatory frameworks and investment approaches. The European Union, while sophisticated, is inherently fragmented across 27 different jurisdictions, each with distinct regulations, investment vehicles, cultural preferences, and market practices. In contrast, the U.S. presents a single, massive market with harmonized standards and consistent investor behavior patterns. This unified approach dramatically simplifies product development, distribution, and client engagement at scale.

Fourth, being active in the U.S. positions us at the center of regulatory and market standard development. When new frameworks emerge, when industry standards are set, when the future of institutional digital asset management is being shaped – that’s happening in the U.S. first. Our presence here enhances our ability to influence those developments across all jurisdictions where we operate.

Finally, there’s a network effect that’s unique to the U.S. market. The concentration of institutional players, service providers, regulatory bodies, and industry infrastructure creates opportunities for partnerships and product development that simply don’t exist at the same scale anywhere else.

Our opinion is that this move positions CoinShares to lead in the most strategically important market for digital assets while we continue serving our European investor base, which remains a core part of our global strategy. We’re not replacing our European operations, we’re expanding from a position of strength to capture the largest opportunity in our industry.

CoinShares is entering the U.S. market with a strong foundation – 34% market share in EMEA and ~70% adjusted EBITDA margins. How do you plan to translate this European playbook to a very different and competitive U.S. regulatory and investor landscape?

We’re not approaching the U.S. as a copy-and-paste exercise from Europe. In fact, our strategy is fundamentally different as we are deliberately trying not to replicate what has been done in Europe because the intention here is to play an entirely different game.

In Europe, we succeeded by building the infrastructure for institutional digital asset access in a fragmented market. In the U.S., that basic infrastructure already exists through large asset management firms. They’ve done the heavy lifting on simple spot Bitcoin and Ethereum products.

Our advantage isn’t in competing with them on their terms, it’s in leveraging our decade of specialized digital asset expertise to deliver sophisticated products that we don’t believe they can build. We ‘re talking about advanced risk-managed indices, actively managed strategies, structured products, and yield solutions that require deep crypto-native knowledge.

The regulatory environment and investor expectations are indeed different, but that actually works in our favor in our view. U.S. institutional investors are more sophisticated in their appetite for complex alternative investment structures. They understand and demand the kind of innovative products that traditional asset managers will likely struggle to develop because crypto isn’t their core competency, as it is ours.

While big ETF firms have scale, they don’t have eleven years of crypto-specific research capabilities, operational infrastructure, or product innovation expertise that we have. We’re not trying to beat them at asset gathering, we’re creating products they cannot easily replicate because they lack our specialization.

Our European success provides the operational foundation and financial discipline, but our U.S. strategy is about being the digital asset specialists in a market dominated by generalists. We’re responding to market demand, building local partnerships, and ensuring full regulatory compliance, but we’re doing it to deliver sophistication that only a niche, purpose-built digital asset manager can provide.

The SPAC deal values CoinShares at a notable discount compared to peers like BlackRock and Grayscale, at 7.3x EV/EBITDA vs. 20.9x. Was this pricing a strategic decision to attract U.S. investors, or a reflection of macro uncertainty around digital assets?

This valuation represents a significant improvement from where we were trading in Sweden, which we believe to be substantially undervalued. The 7.3x multiple you’re citing actually reflects our strategic positioning rather than any discount to our intrinsic value.

In our view, ther undervaluation in Sweden is largely a function of the venue itself. The Swedish market relative to the US is a small, local market that isn’t particularly digital asset-friendly and, frankly, isn’t very suspportive of non-Swedish companies. The Swedish market simply doesn’t have a deep investor base or the institutional understanding of digital assets necessary to properly value a specialized firm like ours. The digital asset management industry is still in its early innings, and we are excited by the opportunity to introduce our capabilities and differentiated offerings to a broader base of investors in the U.S.

You’re targeting the U.S. market at a time when sentiment toward crypto is recovering and regulatory clarity is improving. What specific product launches or growth initiatives are planned post-listing to capitalize on this momentum?

We’re entering at an inflection point where the infrastructure work is largely done, and now it’s about sophistication and specialization. Our post-listing strategy focuses on three key areas where our digital asset expertise creates genuine competitive advantages.

First, we’re launching U.S.-domiciled products that go well beyond basic spot exposure. Think advanced risk-managed indices, actively managed strategies that can navigate crypto market cycles, and structured products that provide different risk-return profiles. These aren’t products you can build overnight, they require years of crypto-specific research and operational expertise that traditional asset managers simply don’t possess.

Second, we’re expanding into areas where we already have proven European capabilities but can tailor them specifically for U.S. regulatory and investor requirements : staking solutions, yield generating strategies , and derivative products that provide leverage or hedging capabilities.

The key difference is that we’re not launching these products to compete with generalist asset managers’ spot Bitcoin ETF. Rather, we’re creating solutions for institutional investors who’ve already made their basic crypto allocation and now want more sophisticated exposure. When a pension fund wants to understand liquid staking derivatives or implement a systematic crypto rebalancing strategy, they need specialists who’ve been doing this for a decade.

The improving regulatory environment and market sentiment create the perfect backdrop for institutional investors to move beyond basic exposure into the more nuanced products where our specialization really matters.

Given your substantial recurring revenue and strong free cash flow, do you envision future M&A to accelerate your U.S. expansion, or will the focus remain on organic growth and product development?

Our approach will be both pragmatic and opportunistic. The SPAC transaction provides us with a committed institutional equity investment that supports our organic U.S. scale-up while maintaining significant firepower for strategic acquisitions that can accelerate our market penetration.

We’re not looking at M&A as a substitute for organic growth, it’s a complement to it. Our primary focus remains building our own U.S. operations, launching sophisticated products, and establishing direct relationships with institutional clients. That’s where our core competencies lie, and that’s what will drive sustainable value creation.

However, the digital asset management industry remains highly fragmented, particularly in the U.S. There are numerous smaller players with specialized capabilities, regulatory licenses, or distribution relationships that could significantly accelerate our market access. We’re specifically interested in targets that bring three things: expanded regulated distribution channels, complementary institutional infrastructure like custody capabilities, or specialized product development expertise that enhances our offering.

The key criterion is clear value creation for shareholders. We’re not interested in acquisitions for the sake of scale – we want deals that either compress our time to market, add capabilities that are difficult to efficiently build ourselves, or strengthen our regulatory positioning in ways that create lasting competitive advantages.

Our strong balance sheet and cash generation give us the luxury of being selective. We can pursue organic growth while remaining prepared to move quickly on attractive strategic opportunities. The U.S. market is large enough to support multiple approaches simultaneously – organic product launches, partnership development, and targeted acquisitions where they make strategic sense.

This balanced approach reflects our decade of experience building market-leading positions through disciplined capital allocation.

© 2023 Markets Media Holdings LLC

IMPORTANT INFORMATION

General

This communication is being made in respect of the proposed business combination (the “Business Combination” and the other transactions contemplated by the Business Combination Agreement among CoinShares International Limited (“CoinShares”), Vine Hill Capital Investment Corp. (“Vine Hill”), Odysseus Holdings Limited, a newly formed holding company that will become the publicly listed company (“Holdco”) and the other parties thereto (collectively, the “Transactions”)) among Vine Hill, CoinShares, and Holdco. The information contained herein does not purport to be all-inclusive and none of Vine Hill, CoinShares, Holdco or their respective affiliates makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this communication.

Additional Information and Where to Find It

In connection with the Business Combination, CoinShares, Vine Hill and Holdco plan to file a Registration Statement on Form F-4 (as amended and supplemented from time to time, the “Registration Statement”) with the SEC, which will include a preliminary proxy statement of Vine Hill and a prospectus of Holdco relating to the offer of the securities to be issued to Vine Hill’s shareholders in connection with the completion of the Business Combination (the “Proxy Statement/Prospectus”). The definitive proxy statement and other relevant documents will be mailed to Vine Hill shareholders as of a record date to be established for voting on the Transactions and other matters as described in the Proxy Statement/Prospectus. Vine Hill, CoinShares and/or Holdco will also file other documents regarding the Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF VINE HILL AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH VINE HILL’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT VINE HILL, COINSHARES, HOLDCO AND THE TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by Vine Hill, CoinShares and/or Holdco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Vine Hill Capital Investment Corp., 500 E Broward Blvd, Suite 900, Fort Lauderdale, FL 33394, or upon written request to CoinShares or Holdco at c/o CoinShares International Limited, 2nd Floor, 2 Hill Street, JE2 4UA St Helier Jersey, Channel Islands.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTIONS OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Vine Hill, CoinShares, Holdco and their respective directors, executive officers, certain of their shareholders and other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from Vine Hill’s shareholders in connection with the Transactions. You can find information about Vine Hill’s directors, executive officers, certain of their shareholders and other members of management and employees and their interest in Vine Hill can be found in the sections entitled “Directors, Executive Officers and Corporate Governance—Conflicts of Interest,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Certain Relationships and Related Party Transactions” of Vine Hill’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on March 26, 2025 and is available free of charge at the SEC’s website at www.sec.gov and at the following URL: sec.gov/Archives/edgar/data/2025396/000101376225002707/ea0234943-10k_vinehill.htm. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

A list of the names of the directors, executive officers, other members of management and employees of CoinShares and Holdco, as well as information regarding their interests in the Business Combination, will be contained in the Registration Statement to be filed with the SEC. Additional information regarding the interests of such potential participants in the solicitation process may also be included in other relevant documents when they are filed with the SEC.

No Offer or Solicitation

The information contained in this communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of Vine Hill, CoinShares or Holdco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication includes “forward-looking statements” with respect to Vine Hill, CoinShares and/or Holdco within the meaning of the federal securities laws. These forward-looking statements include all statements other than statements of historical fact, including, without limitation, estimates and forecasts of financial position, business strategy, plans, targets and objectives of the management of CoinShares for future operations (including development plans and objectives), the anticipated benefits of the Business Combination, the anticipated capitalization and enterprise value of Holdco and CoinShares following the Business Combination, expectations related to the terms and timing of the Business Combination, regulatory developments in CoinShares’ and/or Holdco’s industries, and funding of and investments into CoinShares and/or Holdco. The expectations, estimates and projections of the businesses of CoinShares and Vine Hill may differ from their actual results and consequently, you should not rely on these forward-looking statements as predictions of future events. In some cases, you can identify forward-looking statements by terminology such as “according to estimates”, “anticipates”, “assumes”, “believes”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “is of the opinion”, “may”, “plans”, “potential”, “predicts”, “projects”, “targets”, “to the knowledge of”, “should”, “will”, “would”, or the negatives of these terms, variations of them or similar terminology, although not all forward-looking statements contain such identifying words.

Such forward-looking statements are subject to risks, uncertainties, and other factors which may adversely affect CoinShares’ and Holdco’s ability to implement and achieve their plans and objectives set out in such forward-looking statements and which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding CoinShares’ and Holdco’s present and future policies and plans and the environment in which CoinShares and Holdco will operate in the future. Many actual events or circumstances are outside of the control of CoinShares, Holdco or Vine Hill. Furthermore, certain forward-looking statements are based on assumptions or future events which may not prove to be accurate, and no reliance whatsoever should be placed on any forward-looking statements in this communication. Factors that may cause such differences include, but are not limited to: (1) the Transactions not being completed in a timely manner or at all, which may adversely affect the price of Vine Hill’s and/or CoinShares’ securities; (2) the Transactions not being completed by Vine Hill’s business combination deadline; (3) failure by the parties to satisfy the conditions to the consummation of the Transactions, including the approval of Vine Hill’s and CoinShares’ shareholders and obtaining the requisite Acts of the Royal Court of Jersey; (4) failure to realize the anticipated benefits of the Transactions, which may be affected by, among other things, competition, the ability of CoinShares and Holdco to grow and manage growth profitably, build or maintain relationships with customers and retain management and key employees, capital expenditures, requirements for additional capital and timing of future cash flow provided by operating activities and the demand for digital assets, including cryptocurrencies and blockchain-related alternative investments, including those offered by, or underlying those offered by, CoinShares and Holdco; (5) the level of redemptions by Vine Hill’s public shareholders which will reduce the amount of funds available for CoinShares and Holdco to execute on their business strategies and may make it difficult to obtain or maintain the listing or trading of Holdco ordinary shares on a major securities exchange; (6) failure of Holdco to obtain or maintain the listing of its securities on any securities exchange after the Closing; (7) costs related to the Transactions and as a result of Holdco becoming a public company that may be higher than currently anticipated; (8) changes in business, market, financial, political and regulatory conditions; (9) volatility and rapid fluctuations in the market prices of digital assets, including cryptocurrencies and blockchain-related alternative investments, including those offered by, or underlying those offered by, CoinShares and/or Holdco; (10) failure of CoinShares’ and/or Holdco’s digital asset investment products to track their respective target benchmarks; (11) regulatory or other developments that negatively impact demand for the products and services provided by CoinShares and/or Holdco; (12) the outcome of any event, change or other circumstance that could give rise to the inability to consummate the Business Combination; (13) the outcome of any legal proceedings that may be instituted against Vine Hill, CoinShares, Holdco and/or any of their respective affiliates or others; (14) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations; (15) the risk that the Business Combination disrupts current plans and operations of Vine Hill and/or CoinShares as a result of the announcement and consummation of the Business Combination; (16) treatment of digital assets, including cryptocurrencies and blockchain-related alternative investments, including those offered by, or underlying those offered by, CoinShares and/or Holdco, for U.S. and foreign tax purposes; (17) challenges in implementing CoinShares and/or Holdco’s business plan due to operational challenges, significant competition and regulation; (18) being considered to be a “shell company” or “former shell company” by the securities exchange on which Holdco ordinary shares will be listed or by the SEC, which may impact the ability to list Holdco ordinary shares and restrict reliance on certain rules or forms in connection with the offering, sale or resale of Holdco’s securities; (19) trading price and volume of Holdco ordinary shares may be volatile following the Transactions and an active trading market may not develop; (20) Holdco shareholders may experience dilution in the future due to the exercise of a significant number of existing warrants and any future issuances of equity securities of Holdco; (21) investors may experience immediate and material dilution upon the closing as a result of the Vine Hill Class B ordinary shares held by Vine Hill Capital Sponsor I LLC, since the value of the Holdco ordinary shares received by Vine Hill Capital Sponsor I LLC in exchange for such Vine Hill Class B ordinary shares is likely to be substantially higher than the nominal price paid for them, even if the trading price of Holdco ordinary shares at such time is substantially less than the price per share paid by investors; (22) conflicts of interest that may arise from investment and transaction opportunities involving Holdco, CoinShares, their respective affiliates and other investors and clients; (23) digital asset trading venues may experience greater fraud, security failures or regulatory or operational problems than trading venues for more established asset classes; (24) risks relating to the custody of CoinShares’ and Holdco’s digital assets, including the loss or destruction of private keys required to access its digital assets and cyberattacks or other data loss relating to its digital assets, which could cause CoinShares or Holdco, as applicable, to lose some or all of its digital assets; (25) a security breach, cyber-attack or other event where unauthorized parties obtain access to CoinShares’ or Holdco’s digital assets, as a result of which CoinShares or Holdco may lose some or all of their digital assets temporarily or permanently and its financial condition and results of operations could be materially adversely affected; (26) the emergence or growth of other digital assets, including those with significant private or public sector backing, including by governments, consortiums or financial institutions, could have a negative impact on the value of digital assets and adversely affect CoinShares’ and/or Holdco’s business; (27) potential regulatory changes reclassifying certain digital assets as securities could lead to the CoinShares’ and/or Holdco’s classification as an “investment company” under the Investment Company Act of 1940 and could adversely affect the market price of CoinShares’ and/or Holdco’s digital assets and the market price of CoinShares or Holdco listed securities; and (28) other risks and uncertainties included in (x) the “Risk Factors” sections of the Vine Hill Annual Report on Form 10-K and (y) other documents filed or to be filed with or furnished or to be furnished to the SEC by Holdco, CoinShares and/or Vine Hill. The foregoing list of factors is not exclusive. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. None of Vine Hill, CoinShares or Holdco undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based, except as required by law. Past performance by Vine Hill’s, CoinShares’ or Holdco’s management teams and their respective affiliates is not a guarantee of future performance. Therefore, you should not place undue reliance on the historical record of the performance of Vine Hill’s, CoinShares’ or Holdco’s management teams or businesses associated with them as indicative of future performance of an investment or the returns that Vine Hill, CoinShares or Holdco will, or are likely to, generate going forward.